SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

             April 29, 2011

VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549-0402 Attention: Mr. David R. Humphrey Branch Chief
Re:	Torm A/S Form 20-F for the fiscal year ended December 31, 2009 filed June 29, 2010 File Number: 000-49650
Dear Mr. Humphrey:

On January 6, 2011, the staff of the Securities and Exchange Commission (the "Staff") issued a letter containing comments to the annual report on Form 20-F for the fiscal year ended December 31, 2009 of Torm A/S (the "Company").  The Company has submitted its last reply to the Staff's comments on January 31, 2011, and the Staff has issued oral comments to that reply.

On behalf of the Company, we hereby respectfully advise the Staff that the Company's Audit Committee and the Board of Directors expect to consider the Staff's comments on May 9, 2011 and May 18, 2011, respectively.  As advised to the Staff telephonically, the Company expects to respond to the Staff's comments shortly following such consideration.

If you have any questions concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Sincerely, SEWARD & KISSEL LLP By /s/ Gary J. Wolfe